VIA EDGAR
March 5, 2013
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Vanguard Health Systems, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2012
Filed August 24, 2012
File No. 001-35204

Dear Mr. Rosenberg:

On behalf of Vanguard Health Systems, Inc. (the “Company”, “our” or “we”), please find below our responses to the comments of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) as detailed in your letter, dated February 20, 2013, with regard to the above-referenced filing. The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing referred to above;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Company's responses below correspond to the captions (presented in bold) and comments (presented in italics) set forth in your letter. Capitalized terms used in this letter and not otherwise defined herein have the meanings given to them in the above-referenced filing.

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Patient Service Revenues, page 114

1. Please provide us proposed disclosure to be included in future periodic filings that complies with ASC 954-605-50-4b.

We will provide additional disclosure, similar to that set forth below, in the notes to the consolidated or condensed consolidated financial statements included in our future interim and annual filings, to comply with ASC 954-605-50-4b.

The Company recognizes patient service revenues associated with services provided to patients who have third-party payer coverage on the basis of contractual rates for the services rendered. For uninsured patients that do not qualify for charity care, the Company recognizes revenues on the basis of its standard rates for services provided (or on the basis of discounted rates, if negotiated or provided by policy). The Company's revenues from third-party payers, the uninsured and other sources for the years ended June 30, 2010, 2011 and 2012 are summarized in the following table (dollars in millions):

	Year ended June 30,
	2010		2011		2012
Medicare	$633.0	26.5%	$994.0	26.8%	$1,411.6	27.2%
Medicaid	183.5	7.7	461.9	12.4	720.6	13.9
Managed Medicare	368.9	15.5	458.6	12.4	538.9	10.4
Managed Medicaid	236.6	9.9	366.7	9.9	492.9	9.5
Managed care	918.3	38.5	1,295.3	34.9	1,794.4	34.6
Commercial	26.5	1.1	35.5	1.0	68.8	1.3
	2,366.8	99.2	3,612.0	97.4	5,027.2	96.9
Self pay	119.5	5.1	271.2	7.2	505.3	9.7
Other	50.9	2.1	131.4	3.5	198.5	3.8
Patient service revenues before provision for doubtful accounts	2,537.2	106.4	4,014.6	108.1	5,731.0	110.4
Provision for doubtful accounts	(152.5)	(6.4)	(302.3)	(8.1)	(539.4)	(10.4)
Patient service revenues, net	$2,384.7	100.0%	$3,712.3	100.0%	$5,191.6	100.0%

Premium Revenues, page 116

2. Please provide us proposed disclosure to be included in future periodic filings which states your policy for recording rebates as a result of the Health Reform Law regarding the medical loss ratio including how you calculate the amount. Also include in your proposed disclosure the amount of the rebate recorded for the periods presented.

We propose to enhance the existing disclosure of our accounting policy for premium revenue recognition included in Note 2, “Summary of Significant Accounting Policies,” on page 116 of the above-referenced filing in future annual filings to include the following new disclosure (emphasized by underscore below):

Premium Revenues

The Company had premium revenues from its health plans of $839.7 million, $869.4 million and $757.4 million during the fiscal years ended 2010, 2011 and 2012, respectively. The Company’s health plans, Phoenix Health Plan (“PHP”), Abrazo Advantage Health Plan (“AAHP”), Chicago Health System (“CHS”) and Valley Baptist Insurance Company ("VBIC"), have agreements with the Arizona Health Care Cost Containment System (“AHCCCS”), CMS and various health maintenance organizations (“HMOs”) and employers, respectively, to contract to provide medical services to subscribing participants. Under these agreements, the Company’s health plans receive monthly payments based on the number of participants in CHS and VBIC or the number and coverage type of members in PHP and AAHP. The Company’s health plans recognize the payments as revenues in the month in which members are entitled to healthcare services with the exception of AAHP Medicare Part D reinsurance premiums and low income subsidy cost sharing premiums that are recorded as a liability to fund future healthcare costs or else repaid to CMS. Premium revenues are recognized net of amounts recorded for minimum loss ratio ("MLR") rebates payable, as prescribed under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the “Health Reform Law”). MLR rebates are calculated in accordance with regulations issued by the U.S. Department of Health and Human Services. Most of the Company's health plans are managed Medicaid or managed Medicare health plans, which are currently not subject to these MLR rebate requirements. The Company's premium revenues were reduced by approximately $2.0 million for MLR rebates during the year ended June 30, 2012 and the Company's MLR rebate liability was approximately $3.9 million as of June 30, 2012.

Accounts Receivable, page 118

3. Please provide us proposed disclosure to be included in future periodic filings that discusses the qualitative information about significant changes in the allowance for doubtful accounts as required by ASC 954-310-50-3b.

We will provide additional disclosure, similar to that set forth below, in the notes to the consolidated or condensed consolidated financial statements included in our future interim and annual filings, to comply with ASC 954-310-50-3b. The illustrative disclosure below provides supplemental qualitative disclosure to address changes in the allowance for doubtful accounts during the periods presented in the above-referenced filing.

The significant increase in the Company's allowance for doubtful accounts as of June 30, 2011 and 2012 was primarily due to the acquisitions of The Detroit Medical Center, effective January 1, 2011, and Valley Baptist Medical Center, effective September 1, 2011. In addition to these acquisitions, general market and economic conditions impacted the Company's payer mix and resulted in more services provided to patients who were uninsured, which increased the Company's allowance for doubtful accounts in the periods presented.

Note 3. Business Combinations, page 124

4. You provide tables summarizing your purchase price allocations for your business combinations. Please tell us how using purchase price allocation complies with the acquisition method as described in ASC 805.

We prepared the purchase price allocations for our business combinations in the above-referenced filing in accordance with the acquisition method as described in ASC 805. We believe the inclusion of the following accounting policy in future periodic filings will more clearly reflect our use of the acquisition method to account for business combinations in accordance with ASC 805.

Business Combinations

The Company accounts for business combinations under the acquisition method of accounting, which requires the assets acquired and liabilities assumed to be recorded at their respective fair values as of the acquisition date in the Company’s consolidated financial statements. The determination of estimated fair value may require management to make significant estimates and assumptions. The excess of the purchase price over the fair value of the acquired net assets, where applicable, is recorded as goodwill. The results of operations of an acquired business are included in the Company's consolidated financial statements from the date of acquisition. Costs associated with the acquisition of a business are expensed in the period incurred.

If you or the staff have any questions or comments regarding the Company’s responses, please contact the undersigned at (615) 665-6098.

Sincerely,

/s/ Gary D. Willis
Gary D. Willis
Senior Vice President, Controller and
Chief Accounting Officer